

Mail Stop 3720

June 8, 2017

Kevin Wai
President and Director
IWEB, Inc.
121/34, RS Tower, 8th Floor
Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District,
Bangkok, Thailand

> **Re: IWEB, Inc.**
> **Current Report on Form 8-K**
> **Filed May 15, 2017**
> **File No. 333-205835**

Dear Mr. Wai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include disclosure regarding the change of control under Item 5.02.

Historical Development, page 5

2.   Please revise to include the approximate dollar equivalent of THB 3.6 million.

Business Strategy, page 8

3.   You state on page 15 that some of your key technologies and solutions are in the development stage. Please disclose the current status of each of your technologies and

products, distinguishing clearly between those products that are currently available on the market and the expected timing of those that are currently still in development.

Risk Factors

We have a history of losses and we may not achieve . . . , page 10

4.   Please revise to state whether the two entities with which the company has contracts are related parties or not.

Management's Discussion and Analysis

Enigma BVI's Liquidity and Capital resources, page 25

5.   Please expand your discussion of liquidity and capital resources to identify and describe the internal and external sources of funds and liquidity needed to fulfill your commitments to Digiwork Korea for research and development services, as required by Items 303(a)(1) and (2) of Regulation S-K.

Off Balance Sheet Arrangements, page 26

6.   Explain for us how you determined that you had no reportable off balance sheet arrangements, as defined by Item 303(a)(4) of Regulation S-K, in light of Digiwork (Thailand)'s obligation to pay Digiwork Korea, an unconsolidated related party, approximately $10,000,000 for research and development services.

Certain Relationships and Related Transactions, page 31

7.   We note disclosure on page 26 under "Contractual Commitments" that a director of the company advanced $69,299, but do not see corresponding disclosure here under Item 404 of Regulation S-K. Please revise or advise.

Exhibits

8.   Please file as an exhibit the joint business agreement discussed at the top of page 8. Please also file the two service contracts entered into in the first quarter 2017 discussed at the top of page 24.

Exhibit 99.1
Financial Statements of Enigma Technology International Corporation, page F-1

9.   Please update to provide the information required by Item 9.01(4) of Form 8-K regarding interim period financial statements of Enigma Technology International Corporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey Li, Esq.
        Chelsea Anderson, Esq.